FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        February, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   February 18, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

February 18, 2005	NEWS RELEASE 05-03	MAE - TSE MNG-AMEX

Assignment of Option on Back River Project Completed
— Cash Payment of approximately $10 million received —

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced that it had completed the assignment to Dundee Precious Metals Inc. (DPM-TSX) (“Dundee”) of its option to purchase from Kinross Gold Corporation 60% of the Back River project, including the Goose and George Lakes deposits, which was announced February 3, 2005. Miramar received approximately $10 million representing the reimbursement of costs incurred by Miramar on the Back River Project plus 5%.

“We plan to follow up on our successes at Hope Bay in 2004 with a major program in 2005.” said Tony Walsh, Miramar’s President & CEO. “We aim to advance Hope Bay toward significant sustained gold production. The first step is to permit the development of the high grade Doris North project and to this end, Miramar has now filed its preliminary project description for the Doris North project with the Nunavut Impact Review Board. In the meantime, we plan to better define and expand the already significant gold resources at Boston and Madrid in preparation for initiating detailed studies for their subsequent development. As a result of its 2004 successes, Miramar believes that it is reaching the critical mass it requires to consider the development of long life, large scale gold mining operations that could push Miramar into the ranks of intermediate gold producers.”

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com. This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

Forward Looking Statements

Statements relating to the 2005 work program at Hope Bay and the future development of the Hope Bay project are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” “objective” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including uncertainties related to raising sufficient financing to fund development of the Hope Bay project; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the Miramar Annual Report on Form 40-F for the year ended December 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com